CANADIAN WESTERN BANK

January 24, 2002

File No: 82-4478

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Avenue
Washington, DC 20549

02015178

Dear Sirs:

SUPPL

Re: Canadian Western Bank – Multi Jurisdictional Filer
Filings under Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Please find enclosed the Annual Information Form and eligibility certificate of Canadian Western Bank, dated January 8, 2002. All documents sent to shareholders regarding the annual general meeting have been filed directly by our transfer agent, Computershare Trust Company of Canada on our behalf.

If you require any further information please do not hesitate to contact me.

Yours truly,
CANADIAN WESTERN BANK

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Diane Davies, C.A.
Senior Assistant Vice-President
and Chief Accountant

/wmf

c.c. Julia Molloy, Computershare Trust Company of Canada
fax: 426-4032

2300, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbank.com

File No: 82-4478

CANADIAN
WESTERN
BANK

ANNUAL INFORMATION FORM

January 8, 2002

CANADIAN WESTERN BANK
ANNUAL INFORMATION FORM
JANUARY 8, 2002

INDEX

[1] **Reference**

The portions referred to above of the following documents are incorporated by reference into the Annual Information Form:

(i) Annual Report for the year ended October 31, 2001 (the 2001 "Annual Report").

(ii) Management Proxy Circular dated as of January 8, 2002 (the "Proxy Circular")

Financial Information

Unless otherwise noted, all information is given at, or for, the fiscal year ended October 31, 2001 and is expressed in Canadian dollars.

CORPORATE STRUCTURE

Canadian Western Bank (the "Bank") is a Schedule I chartered bank under the Bank Act (the "Act"). The Bank was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). Canadian Western Bank has also amalgamated with two other financial institutions since 1987: B.C. Bancorp (effective November 1, 1996) and North West Trust Company (effective December 31, 1994). The Act is the charter of the Bank and governs its operations.

The Act also provides for the appointment of a Superintendent of Financial Institutions who is responsible to the Minister of Finance Canada for the administration of the Act. It is the Superintendent's duty to examine and enquire into the business and affairs of each bank governed by the Act, to ensure that its provisions, having regard to the protection of the interests of the depositors, creditors and shareholders of the banks are being observed and that the banks are in sound financial condition. The Superintendent performs an annual inspection and submits his report to the Minister of Finance thereafter.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Bank is the eighth largest Canadian Schedule I chartered bank as ranked in terms of total assets and it operates only in Canada. From 1998 to 2001 the Bank's total assets have grown by over $1 billion to $3.4 billion at October 31, 2001. Since 1998 an internal loan growth rate averaging 13% has been achieved. The Bank and Canadian Western Trust Company ("CWT"), a wholly owned subsidiary, offer a comprehensive range of personal and commercial banking and trust services.

During the year ending October 31, 2001 the Bank became fully taxable as all of the available unclaimed tax deductions were fully utilized. For the year ended October 31, 2001 the Bank's effective tax rate was approximately 33%, excluding the effect of future income tax rate changes on future income tax assets, compared to 15% in fiscal 2000. In fiscal 2002 the Bank will be fully taxable for the whole year at an estimated effective tax rate of 37 - 40%.

Significant Acquisitions and Dispositions

In January 1998, a controlling interest in Canadian Western Capital Limited ("CWC") was acquired. Significant efforts were directed towards developing and building CWC's wealth management business but the expected benefits of these changes did not materialize. The sale of CWC to Goepel McDermid Inc. of Vancouver closed February 16, 2000.

Trends

Legislation to reform the policy framework for Canada's financial services sector was enacted in October 2001. The legislation eliminates the current restriction on ownership of smaller banks, such as Canadian Western Bank, from the existing maximum of 10% ownership by any one investor, subject to a determination by its board that it would be in the best interests of the institution and subsequent application to the Minister of Finance for approval. Although the impact on the Bank is uncertain it is expected that this change would broaden the Bank's options for forming beneficial alliances in the future.

DESCRIPTION OF THE BUSINESS

General

The Bank operates only in Canada and is the only Schedule I bank with branches located exclusively in the western provinces. A comprehensive range of personal and commercial banking and trust services is provided. At October 31, 2001 there were 27 branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba and approximately 548 full-time and full-time equivalent staff were employed.

Retail and Commercial Banking and Trust Services

Three Regional Vice Presidents and a Vice President in each of real estate lending and industrial lending have the overall responsibility for retail and commercial banking operations. There are twelve branches in Alberta, eleven branches in British Columbia, three branches in Saskatchewan and one branch in Manitoba. There are two additional banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which process only deposits gathered through a network of agents operating throughout Canada. Through CWT's Vancouver and Calgary locations, self-directed RRSPs and RRIFs, and corporate and group trust services are provided to individuals, independent financial advisors, consultants and institutions.

Retail banking services are aimed at the saver and investor with emphasis placed on a variety of competitively priced deposit products. Retail customers have access to their accounts through the Bank's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system and CWB Direct®, an internet PC banking system. Competitively priced consumer loans and mortgages are offered to customers. CWT's corporate and group trust services include registered pension custody and executive compensation plans services as well as share purchase plan and stock option plan administration. CWT's deposit products are also sold through the Bank's branch locations.

Commercial banking services are divided into three major categories: general commercial banking, real estate lending and industrial lending. In addition, the Calgary branches specialize in energy related loans. Commercial banking includes current accounts, lines of credit and operating and term loans. Real estate lending includes loans for commercial premises as well as construction and development loans. Industrial lending consists primarily of term loans on equipment and financial leasing activities. The focus is towards more term, fixed rate lending, however, some borrowers have been demonstrating an increasing preference for floating rate debt. At October 31, 2001 approximately 55% of commercial banking loans fell into the fixed rate category. The Bank has also developed a portfolio of loans, identified internally as corporate loans, through participation in syndications, the majority of which have been structured and led by the major Canadian banks. This initiative has afforded the Bank the opportunity to participate in larger investment grade credits as well as providing a degree of geographic diversification.

It is the Bank's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of regulatory capital, excepting government risk and loans secured by cash or cash equivalents. Customers with larger borrowing requirements may be accommodated through syndication of loans with other financial institutions.

Competition

Competition mainly comes from chartered banks, credit unions, trust companies and other regionally-based financial institutions. The Bank operates in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision making. The ongoing restructuring of the major chartered banks and the legislative changes approved for the Canadian financial sector may provide additional competitive opportunities for the Bank.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Comparability of Data

During the year ended October 31, 2001 the Bank issued 1.1 million common shares for gross cash proceeds of $29.4 million.

During the year ended October 31, 2000 CWC was sold. For reporting purposes the results of operations of CWC and the loss on disposal of $3.05 million were disclosed separately from continuing operations and comparative balances were restated.

During the year ended October 31, 2000 all of the outstanding 6.75% convertible subordinated debentures, which totalled $11.6 million, were converted by holders into 925,200 shares.

Changes in Accounting Policies and Practices

As disclosed in the notes to the financial statements in the Annual Report, there were no material changes in accounting policies or practices that occurred for the years ended October 31, 2000 and 2001. In the fiscal year ended October 31, 1999 the Bank increased its general allowance for credit risk by $11.7 million in the year ended October 31, 1999 in accordance with guidance provided by the Superintendent of Financial Institutions. This one-time adjustment resulted in a $6.5 million charge to retained earnings representing the $11.7 million adjustment less deferred income taxes of $5.2 million. This accounting treatment for the general allowance for credit risk at October 31, 1999 was approved by the Superintendent of Financial Institutions and did not conform to generally accepted accounting principles.

Dividend Policy and Restrictions

Dividends are payable on the Bank's common shares if, as and when declared by the Board of Directors of the Bank. During the year ended October 31, 1999 the dividend policy was amended to be semi-annual instead of annual and the first semi-annual dividend was paid in July 1999. Previously annual dividends had been paid in January. Although it is the present intention of the Board of Directors to continue dividend payments, the Board is not required to declare or pay dividends on the Bank's common shares.

The Bank is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or that payment would cause the Bank to be, in contravention of any regulation made under the Bank Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given to the Bank with respect to such matters by the Superintendent.

MARKET FOR SECURITIES

The common shares of the Bank and the 5.50% convertible subordinated debentures are listed on the Toronto Stock Exchange ("TSE").

DIRECTORS AND OFFICERS

The following table sets out the name, position with the Bank, municipality of residence of each officer of the Bank who is not also a director of the Bank and how long the individual has been employed by the Bank as at December 31, 2001:

Officers of the Bank

Name	Position with the Bank	Municipality of Residence	Employed Since
William J. Addington	Executive Vice President	Edmonton, Alberta	1986
Tracey C. Ball	Senior Vice President & Chief Financial Officer	Edmonton, Alberta	1987
S. Wayne Bamford	Vice President and Regional Manager	Calgary, Alberta	1995
William A. Book	Vice President and Regional Manager	Edmonton, Alberta	1991
R. Graham J. Gilbert	Vice President, Marketing & Product Development	St. Albert, Alberta	1988
David R. Gillespie	Vice President & Chief Inspector	St. Albert, Alberta	1985
Don Kemp	Senior Vice President, Credit Risk Management	Edmonton, Alberta	1989
Allister J. McPherson	Executive Vice President	Edmonton, Alberta	1997
Rod W. Sorbo	Vice President and Regional Manager	Delta, British Columbia	1994
Donald C. Watson	Vice President, Industrial Lending & Leasing	North Delta, British Columbia	1990
John (Jack) C. Wright	Vice President	Edmonton, Alberta	1990
Raymond L. Young	Vice President, Real Estate Lending	Vancouver, British Columbia	1990

All of the above officers have held the position of Vice President or higher within the Bank for at least the last five years except for Mr. McPherson, Mr. Kemp, Mr. Sorbo and Mr. Book. Mr. McPherson joined the Bank in March 1997 as a Vice President and was appointed to his current position in September 2000. Prior to joining the Bank, he was Senior Vice President and Chief Financial Officer of Viridian Inc. for part of 1996, and prior to that he was employed in various positions with Alberta Treasury since 1980, holding the position of Deputy Provincial Treasurer, Finance and Revenue for the previous twelve years. Mr. Kemp has been employed with the Bank since 1989 and held the position of Senior Assistant Vice President for the six years prior to being appointed Vice President in December 1997. He was appointed to his current position in December 2001. Mr. Sorbo has been employed with the Bank since October 1994 and held the position of Senior Assistant Vice President Commercial Banking prior to being appointed Vice President in March 1999. Mr. Book was appointed Vice President in June 2000 and was appointed to his current position in June 2001. Mr. Book has been employed with the Bank since November 1991 and held the position of Senior Assistant Vice President and Branch Manager of the Edmonton Main Branch for seven years prior to being appointed Vice President.

At October 31, 2001 the directors and senior officers of the Bank, as a group, beneficially owned or exercised direction over approximately 12 percent of the issued and outstanding common shares.

ADDITIONAL INFORMATION

The Bank will provide to any person or company, upon request to the Secretary of the Bank at the head office of the Bank:

(a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

  (i) one copy of the AIF of the Bank, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

  (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year,

  (iii) one copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i) , (ii) or (iii), or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii), provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Bank's securities, options to purchase securities and interests of insiders in material transactions, where applicable, can be found in the Management Proxy Circular issued in connection with the Annual General and Special Meeting of Shareholders to be held on March 7, 2002. Additional financial information is provided in the Bank's comparative financial statements for the year ended October 31, 2001 as contained in the 2001 Annual Report. Copies of the information referred to in this section can be obtained by writing to the Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via our website at www.cwbank.com/investor_info.

File No: 82-4478

ELIGIBILITY CERTIFICATE

To the securities regulatory
authorities in each of:

Alberta
British Columbia
Manitoba
New Brunswick
Newfoundland
Nova Scotia
Ontario
Prince Edward Island
Quebec
Saskatchewan

Canadian Western Bank (the "Bank") hereby certifies that:

1. The Bank has been a reporting issuer under the Securities Legislation of the Jurisdiction for the 12 calendar months immediately preceding the filing of its AIF in the Jurisdiction; and

2. The Bank has a current AIF.

In this Certificate all defined terms which are not otherwise defined herein are defined in National Instrument 44-101 of the Canadian Securities Administrators.

DATED this 22nd of January, 2002

CANADIAN WESTERN BANK

Per: ______________________
Tracey C. Ball, C.A.
Senior Vice President
and Chief Financial Officer